Filed Pursuant to Rule 424(b)(3)
File No. 333-138750

SUPPLEMENT TO PROSPECTUS
16,786,895 Shares
Common Stock

This Supplement to the Prospectus, dated June 15, 2007 (this “Supplement”), supplements and amends the Prospectus, dated February 28, 2007 (the “Prospectus”), relating to the Common Stock of Coleman Cable, Inc. (the “Company”). This Supplement should be read in conjunction with the Prospectus.

The Prospectus is hereby supplemented as follows:
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
(Amounts in thousands, except earnings per share)
     On April 2, 2007, Coleman Cable, Inc. (“Coleman” or the “company”) acquired all of the equity interests of Copperfield, LLC (“Copperfield”) for total consideration of approximately $215,009, which includes (a) a reduction to the purchase price as a result of the working capital true-up adjustment of $467 and (b) acquisition related costs of $2,476. On April 2, 2007, to finance the acquisition, Coleman issued $120,000 aggregate principal amount of 9 7/8% Senior Notes due 2012 and entered into an amended and restated senior secured $200,000 revolving credit facility.
     The following unaudited pro forma condensed combined financial information is derived from and should be read in conjunction with historical financial information and related notes of Coleman, which are included in the Company’s Report on Form 10-K for the year ended December 31, 2006, and Copperfield, which are included in the Report on Form 8-K filed by Coleman on March 23, 2007 containing “Information about the Company” filed as Exhibit 99.1.
     The unaudited pro forma condensed combined balance sheet as of December 31, 2006 and the unaudited pro forma condensed combined statement of income for the year ended December 31, 2006 are presented herein. The unaudited pro forma condensed combined balance sheet gives effect to the acquisition, the consummation of the note offering, and the Company’s amended and restated senior secured revolving credit facility (collectively, the “Pro Forma Events”) as if they occurred on December 31, 2006 and combines the historical balance sheets of Coleman and Copperfield as of December 31, 2006. The unaudited pro forma condensed combined statement of income for the year ended December 31, 2006 gives effect to the Pro Forma Events as if they occurred on January 1, 2006 and combines the historical consolidated statement of income of Coleman for the year ended December 31, 2006 with the historical statement of income of Copperfield for the year ended December 31, 2006.
     The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of what the actual combined financial position or results of operations would have been had the Pro Forma Events been completed on the dates indicated or what such financial position or results will be for future periods.
     The unaudited pro forma condensed combined financial information was prepared using the purchase method of accounting. Accordingly, we have adjusted the historical consolidated financial information to give effect to the consideration issued in connection with the acquisition. We have completed the acquisition and are in the process of finalizing valuation amounts to allocate purchase price among various balance sheet accounts. A valuation analysis was used to estimate the fair values assigned to certain tangible and intangible assets in order to allocate purchase price among various balance sheet accounts; however, the purchase price allocation is preliminary and subject to change based upon the finalization of the valuation analysis of acquired net assets, management’s plan for the integration of Copperfield’s operations, and income taxes. In the unaudited pro forma condensed combined balance sheet, Coleman’s cost to acquire Copperfield has been allocated to the assets acquired and the liabilities assumed based upon their preliminary estimated fair values. Any excess of the fair value of the consideration issued over the fair value of the assets acquired and liabilities assumed is reflected as goodwill in the accompanying unaudited pro forma condensed combined balance sheet.

     The purchase price allocation adjustments reflected in the unaudited pro forma condensed combined financial information are based on preliminary assumptions and have been used solely for the purpose of preparing these statements so that our shareholders may have preliminary indications of pro forma items, and are subject to revision based on a final determination of fair value.
     The unaudited pro forma condensed combined statement of income does not include the impacts of any revenue, cost or other synergies that may result from the acquisition or any related restructuring costs. Cost savings, if achieved, could result from, among other things, material sourcing and elimination of redundant costs, including headcount and facilities. In addition, there may be restructuring and other exit costs and non-recurring costs related to the integration of Coleman and Copperfield. To the extent the exit costs relate to Copperfield and meet certain criteria, they will be recognized in the opening balance sheet in accordance with EITF 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination.
     Based on Coleman’s review of Copperfield’s summary of significant accounting policies disclosed in Copperfield’s historical financial data, the nature and amount of any adjustments to the historical financial data of Copperfield to conform their accounting policies to those of Coleman are not expected to be significant. Further review of Copperfield’s accounting policies and financial statements may result in revisions to Copperfield’s policies and classifications to conform them to Coleman’s accounting policies.
Property, Plant and Equipment, Amortizable Intangible Assets and Goodwill
     Property, Plant and Equipment will be depreciated over the following useful lives: Building and leasehold improvements — 3 to 19 years; Machinery, fixtures and equipment — 1 to 8 years.
     The estimated fair values assigned to intangible assets, which are all amortizable, are preliminary in nature and subject to change based on the company’s completion of its valuation assessment along with their respective individual weighted-average useful life at the acquisition date are as follows:

	Weighted Average Life	Amount
Customer relationships	8	$58,400
Trademarks and trade names	20	7,000
Non-competition agreements	3	900

Total Intangible Assets		$66,300
     The above intangible assets will be amortized on a straight-line basis over their respective estimated useful lives. Estimated amortization expense on the above intangible assets during each of the next five calendar years is as follows: approximately $5,846 in 2007, $7,719 in 2008, $7,694 in 2009, $7,494 in 2010 and $7,428 in 2011.
     Approximately 40% of the Copperfield acquisition related to the acquisition of partnership interests, which will result in a corresponding step up in basis for U.S. federal income tax purposes. As such, approximately $11,200 of the goodwill and $27,600 of the acquired intangible assets recorded will be deductible for U.S. federal income tax purposes primarily over 15 years.

Pro Forma Data Regarding Termination of S Corporation Status
     Coleman terminated its S corporation status and became a C corporation effective October 10, 2006. The unaudited pro forma data included in the Historical Condensed Combined Consolidated Statements of Operations for Coleman gives retroactive presentation as if Coleman had been a C corporation for the entire year ended December 31, 2006. The unaudited pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the Company had been a C corporation the entire year ended December 31, 2006, or that may result in the future.
Pro Forma Adjustments
     Pro forma adjustments give effect to the acquisition under the purchase method of accounting, the use of available excess cash, the issuance of the notes and the initial borrowings under our amended and restated senior secured credit facility, the payment of fees and expenses and the recording of assets acquired and certain liabilities assumed and the effect of reclassifications to conform Copperfield’s historical data to the historical presentation of Coleman.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of December 31, 2006
(Dollars in thousands, except per share data)

	Historical		Pro Forma
	Coleman	Copperfield	Adjustments		Coleman

ASSETS
Current Assets:
Cash and cash equivalents	$14,734	$3	$(14,684	)(2)	$53
Receivables, less allowance for doubtful accounts	62,318	56,222	705	(1)	119,245
Inventories, net	66,765	43,787	1,005	(4)	111,557
Deferred income taxes	2,136	—	(231	)(4)	1,905
Prepaid expenses and other current assets	2,739	164	304	(1)	3,207

Total current assets	148,692	100,176	(12,901)		235,967
Property, plant and equipment, net	21,822	30,418	33,027	(4)	85,267
Goodwill	60,638	7,902	30,305	(3,4)	98,845
Intangible assets	—	—	66,300	(4)	66,300
Deferred debt issuance costs, net and other assets	4,593	925	5,112	(4,5)	10,630

Total assets	$235,745	$139,421	$121,843		$497,009

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Current portion of long-term debt	$936	$64,598	$(64,598	)(6)	$936
Accounts payable	13,091	26,024	(522	)(1)	38,593
Accrued liabilities	19,582	3,616	1,531	(1)	24,729

Total current liabilities	33,609	94,238	(63,589)		64,258
Long-term debt	121,571	47,469	158,326	(6,7)	327,366
Deferred income taxes	2,724	—	24,820	(4)	27,544

Total liabilities	157,904	141,707	119,557		419,168

Shareholders’ Equity:
Common stock, $0.001 par value	17	—	—		17
Additional paid-in capital	80,421	4,455	(4,455	)(8)	80,421
Accumulated earnings (deficit)	(2,597)	(6,741)	6,741	(8)	(2,597)

Total shareholders’ equity	77,841	(2,286)	2,286		77,841

Total liabilities and shareholders’ equity	$235,745	$139,421	$121,843		$497,009

See notes to unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Income
For the Year Ended December 31, 2006
(Dollars in thousands, except for per share data)

	Historical		Pro Forma
	Coleman	Copperfield	Adjustments		Coleman

Net sales	$423,358	$519,594	$—		$942,952
Costs of goods sold	341,642	472,659	12,560	(9,10)	826,861

Gross profit	81,716	46,935	(12,560)		116,091
Selling, engineering, general and administrative expenses	31,760	19,005	(1,959)	(9,10,11)	48,806
Restructuring charges, net	1,396	—	—		1,396

Operating income	48,560	27,930	(10,601)		65,889
Interest expense, net	15,933	12,267	2,340	(11)	30,540
Other expense, net	497	—	—		497

Income (loss) before income taxes	32,130	15,663	(12,941)		34,852
Income tax expense	2,771	—	11,030	(12)	13,801

Net income	$29,359	$15,663	$(23,971)		$21,051

Earnings per common share data:
Net income per share
Basic	$2.15				$1.54
Diluted	2.15				$1.54
Weighted average common shares
Basic	13,637				13,637
Diluted	13,637				13,637

Pro Forma data:
Income before income taxes	32,130
Pro forma income tax expense	12,400

Pro forma net income	$19,730

Pro Forma net income per share
Basic	$1.45
Diluted	1.45
See notes to unaudited pro forma condensed combined financial statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Purchase Price
     The purchase price was approximately $215,009, which includes (a) a reduction to the purchase price as a result of the working capital true-up adjustment of $467 and (b) acquisition related costs of $2,476. The following is the purchase price for the acquisition:

Amount
Cash, including reduction of $467 to purchase price due to working capital adjustment	$212,533
Fees and expenses	2,476

Total purchase price	$215,009

     Under the purchase method of accounting, the total purchase price as shown in the table above was allocated to net tangible and intangible assets of Copperfield based on their estimated fair values. The allocations are preliminary and subject to change based upon the finalizations of management’s valuation analysis and plan for the integration of Copperfield’s operations, income taxes, as well as other matters.
     The table below summarizes the purchase price allocation of the assets acquired and liabilities assumed as if the acquisition date was December 31, 2006. The preliminary allocation of the purchase price to the fair value of Copperfield’s assets acquired and liabilities assumed in the Pro Forma Events is as follows:

Cash and cash equivalents	$3
Receivables, less allowance for doubtful accounts	56,927
Inventories, net	44,792
Prepaid expenses and other current assets	468
Property, plant and equipment	63,445
Amortizable intangible assets	66,300
Goodwill	38,207
Other assets	567

Total assets acquired	270,709
Accounts payable	(25,502)
Accrued liabilities	(5,147)
Deferred income tax liability	(25,051)

Net assets acquired	$215,009

     Definitive allocations will be finalized in the future based on upon the finalization of the valuation analysis of acquired net assets, management’s plan for the integration of Copperfield’s operations, and income taxes. Accordingly, the preliminary purchase price allocation adjustments have been made solely for the purpose of preparing these statements and will be revised based on the final determination of the fair value. Such revisions are not expected to have a material effect on the accompanying unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined statement of income does not include the impact of the reversal into cost of sales of the purchase accounting adjustment for the increase in fair value of inventory.

Pro forma EBITDA:
Net income	$21,051
Interest expense, net	30,540
Income tax expense	13,801
Depreciation and amortization	22,926

EBITDA	$88,318

     EBITDA represents net income/(loss) before interest expense, income tax expense and depreciation and amortization expense. EBITDA is a non-GAAP financial measure. We are providing this information to permit a more complete comparative analysis of our operating performance relative to other companies. Other companies may define EBITDA differently, and, as a result, our measure of EBITDA may not be directly comparable to EBITDA of other companies.
     We believe that EBITDA is a performance measure commonly reported and widely used by investors and other interested parties as a measure of a company’s operating performance and ability to incur and service debt. Although we use EBITDA as a financial measure to assess the performance of our business, the use of EBITDA is limited because it does not include certain material costs, such as interest and taxes, necessary to operate our business. EBITDA should be considered in addition to, and not as a substitute for, net income in accordance with GAAP as a measure of performance or cash flows from operating activities in accordance with GAAP as a measure of liquidity.
     The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet are described below.
1.	Certain reclassifications have been made to the historical presentation of Copperfield to conform to the presentation used in the unaudited pro forma condensed combined financial statements.

2.	Reflects the utilization of $14,684 in available excess cash applied towards the purchase price.

3.	Reflects the elimination of Copperfield’s goodwill of $7,902.

4.	Reflects the recognition of fair value adjustments resulting from the preliminary allocation, as outlined above, of the total estimated preliminary purchase price, including $66,300 assigned to amortizable intangible assets, $38,207 assigned to goodwill and $463 assigned to other assets related to favorable lease arrangements.

5.	Reflects the elimination of the unamortized balance of debt issuance cost of $821 recorded at Copperfield. This adjustment also reflects the addition of the new debt issuance cost of $5,470.

6.	Reflects the elimination of all Copperfield indebtedness, which includes the elimination of $64,598 of current debt and $47,469 of long-term debt.

7.	Reflects the issuance of add-on notes of $120,000, the premium on the add-on notes of $3,450, and initial borrowings under an amended and restated senior secured credit facility of $82,345.

8.	Reflects the elimination of Copperfield equity accounts.

The pro forma adjustments included in the unaudited pro forma condensed combined statement of income are described below.
9.	Reflects the reclassification by Copperfield of warehousing costs from selling, engineering, general and administrative expense to cost of goods sold in order to conform with Coleman’s treatment of these expenses, resulting in an adjustment of $9,219 for the year ended December 31, 2006.

10.	Reflects the amortization expense adjustment to selling, engineering, general and administrative expense for purchase accounting adjustments related to amortizable intangible assets of $7,780 for the year ended December 31, 2006. This adjustment also reflects the adjustment to cost of goods sold depreciation expense for purchase accounting adjustments related to depreciable property, plant and equipment of $3,341 for the year ended December 31, 2006.

11.	Reflects the elimination of Copperfield interest expense of $12,267 and debt issuance amortization expense from administrative expenses of $520, for the year ended December 31, 2006. This adjustment also reflects the addition of $14,607 for the year ended December 31, 2006 in interest expense associated with the add-on notes and borrowings under our amended and restated senior secured credit facility, which includes amortization of debt costs related to Coleman’s existing and incremental new debt resulting from the acquisition of Copperfield. These adjustments result in a net pro forma adjustment of $2,340 to interest expense for the year ended December 31, 2006. A portion of the interest expense is based on pro forma borrowings under the amended senior secured credit facility, which is based on the average LIBOR rate.

12.	Reflects an adjustment of $11,030 in income tax expense for the year ended December 31, 2006. This adjustment reflects the statutory rates applied to adjust for Coleman’s S corporation status prior to October 10, 2006 and Copperfield’s full year status as an LLC. The income tax rate used was 39.6%, after giving effect to state income taxes.

Forward-Looking Statements

This Supplement contains certain forward-looking statements. These forward-looking statements involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors including those mentioned in the Prospectus. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates. Factors that could cause results to differ from expectations include the level of market demand for our products, competitive pressures, economic conditions in the U.S., price fluctuations of raw materials, environmental matters, unknown or unforeseeable events or developments and other specific factors discussed in “Risk Factors.”